

July 7, 2011

Via E-mail
Dr. Mehran P. Ghazvini
President and Chief Executive Officer
Global Green, Inc.
2820 Remington Green Circle
Tallahassee, FL 32308

> **Re: Global Green, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-174853**

Dear Dr. Ghazvini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. You disclose in several places of your prospectus that NHIL holds 89.13% of the issued and outstanding common stock of the company. We note that NHIL is listed as a selling shareholder in this registration statement. Please expand your disclosure throughout your filing to indicate the percentage of shares NHIL will hold following completion of this offering.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 3

3. Please amend the title of this section to remove the reference to "Ratio of Earnings to Fixed Charges," since you are not required to provide this disclosure as a smaller reporting company pursuant to Item 503(e) of Regulation S-K.

4. We note your statement in the introductory paragraph that in September of 2004, due to business reasons, management ceased operational activities to further develop the licenses. Please expand this statement to disclose that during that time, Global Green, Inc. spun off into a separate legal entity from Global Assets & Services, Inc.

5. You state that Global Assets & Services, Inc. transferred all of its non-operating licenses to the company. Please expand your Business section disclosure to describe these licenses. Specifically, please indicate whether these licenses are relevant to the company's current operations and product candidates, and whether these licenses are still being developed. We may have further comments.

6. In the second paragraph, you reference GGII. Please provide the full name of this abbreviation in the first instance of its use.

Our Company Risk Factors, page 5

7. We note your disclosure that the company has "informally engaged" AHPharma to conduct research, development, and testing of the vaccine. We also note that you have filed an Executive Summary and Addendum in relation to this arrangement as Exhibit 99.1   Please add a risk factor relating to the company's dependence upon AHPharma for the services provided and disclose the term and termination provisions of this arrangement in the risk factor. In addition, please describe the material terms of the arrangement in the Business section, including all payment obligations, duration, and termination provisions.

8. Please include a risk factor that addresses your ability to continue as a going concern, as reported by your public accountant. Please also include a discussion of your net losses and negative cash flow since inception.

"We have a lack of revenue history and investors cannot view our past performance . . .," page 5

9. Please expand the last sentence of this risk factor to briefly describe the specific "costs, expenses, problems, risks and difficulties" to which development ventures are subject.

"We may be unable to sustain or increase profitability or raise sufficient additional capital . . .," page 5

> 10. Please discuss in this risk factor whether you expect your financial losses to continue in the future.

"If we are unable to attract and retain key employees and consultants, . . . ," page 6

> 11. We note your disclosure that the success of your business depends upon your "continued ability" to attract management, scientific, manufacturing, sales, and marketing personnel. Please clarify in this risk factor that you do not currently employ any manufacturing, sales, or marketing personnel.

> 12. To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

"We may have a shortage of working capital in the future which could jeopardize . . .," page 6

> 13. This risk factor appears to address the same risk as the text in the risk factor entitled "We will need additional financing for which we have no commitments…" on page 6. Please revise your disclosure to combine these two risk factors.

> 14. We note your statement that "it may be unlikely that we will raise that additional working capital from this Registration." Please reconcile this statement with your disclosures at pages 1, 16, and throughout the prospectus indicating that you will receive no proceeds from the proposed resale offering.

"Our officers and directors may have conflicts of interest which . . .," page 6

> 15. This risk factor appears to address the same risk as the text in the risk factor entitled "Our officers and directors are not employed full -time . . ." on page 7. Please revise your disclosure to combine these two risk factors.

"We may in the future issue more shares which could cause a loss of control . . .," page 6

> 16. We note your statement that the issuance of additional shares may result in a greatly reduced percentage of ownership by current shareholders, which would present significant risks to investors. Please expand your disclosure in this risk factor to briefly describe these risks to investors.

<u>"We have a minimal operating history, so investors have no way to gauge our long-term performance," page 7</u>

17. This risk factor appears to repeat the discussion found in the risk factor on page 5 entitled "We have a lack of revenue history . . . ." Please delete the risk factor on page 7.

<u>"We are not diversified and we will be dependent on only one business," page 7</u>

18. Please revise your risk factor to expand your discussion of the risks that you may face as a result of your focus only on products relating to the animal vaccine industry.

<u>"We will depend upon management but we will have limited participation of management," page 7</u>

19. Please expand the discussion in this risk factor to note that there are no employment agreements in place between the company and Drs. Ghazvini and Reed.

20. You indicate that you are dependent upon "several consultants." In an appropriate section of your prospectus, please identify these consultants and describe the type of services that they contribute to the company.

<u>"Our officers and directors are not employed full-time by us . . .," page 7</u>

21. The last sentence of this risk factor is mitigating information. Accordingly, it is not appropriate disclosure in a risk factor. Please revise your discussion to delete this statement.

<u>"Our officers and directors may have conflicts of interests as to corporate opportunities . . ." page 7</u>

22. We note your statement in this risk factor, and on page 44 that your officers and directors are required to disclose any business opportunities which come to their attention, in their capacity as an officer and/or director, pursuant to a "fiduciary duty of loyalty." Please advise us as to your basis for the statement that directors and officers of Florida companies owe a fiduciary duty of loyalty. Otherwise, please revise your disclosure in the risk factors and on page 44 to delete any reference to an existing duty of loyalty and clarify that officers and directors are under no obligation to disclose business opportunities to the company.

23. The last paragraph of this risk factor includes disclosure that is found elsewhere in the risk factor section. Please delete the repetitive information.

"Our potential products are subject to extensive regulatory approval processes . . .," page 8

24. Please expand this risk factor to briefly describe the USDA regulations that have a material impact on your business.

"Our ability to discover, develop or commercialize products could be adversely affected . . .," page 9

25. You disclose in this risk factor that you have relationships with collaborators who conduct research, and have shared marketing rights to products subject to the collaboration. It is not clear if you currently have any collaborative agreements. If you do not, please clarify that you are referring to potential future collaborations. If you currently have collaborative agreements, they should be described in the Business section.

"There are other products in late-stage development that are targeting salmonella . . .," page 9

26. This risk factor appears to address the same risk as the text in the risk factor entitled "We face risks of competition and changing technology" on page 10. Please revise your disclosure to combine these two risk factors.

"We may be required to defend lawsuits or pay damages for product liability claims," page 9

27. We note your disclosure that you do not maintain product liability insurance. However, we also note your license agreement with NHIL expressly requires that Global Green International maintain product liability insurance. Please include a discussion of the risks that you may face as a result of your non-compliance with this term of your license agreement.

"If NHIL loses the protection of its patents and proprietary rights . . .," page 10

28. The second bullet point under this risk factor indicates that some patent licenses held by you may be terminated upon the occurrence of specified events or become non-exclusive after a specified period. Please expand this bullet point to briefly describe these events.

29. You indicate that you maintain non-disclosure and confidentiality agreements with your employees and other persons with access to your proprietary materials or processes. Please provide the Staff with a supplemental copy of the standard confidentiality agreement you enter into with your employees. We may have further comment.

"General Risks Associated with Reliance on Contract Manufacturers," page 11

30. Please revise the title of this risk factor to clearly describe the risk to investors as a result of your reliance on contract manufacturers.

31. We note the following statements in this risk factor:

- "We rely principally upon relationships with contract manufacturers."
- "We have various relationships with manufacturers and suppliers, including those described below."
- "In addition, we are currently dependent on a single contract manufacturer for several of our key products as described below."
- "Although we believe our relationship with each of the manufacturers is sound, we cannot assure you that we will continue to maintain relationships with them or that they will continue to exist."

In contrast to these statements, your disclosure on page 3 and elsewhere in your prospectus indicates that you have not entered into any agreements with a third party to manufacture the vaccine. Please revise your disclosure to clarify this inconsistency. If you have entered into arrangements with manufacturers, please identify the parties, describe the material terms of the agreement, and file any underlying agreements as an exhibit to your filing. Otherwise, please ensure that your risk factors and prospectus, in general, clearly indicate that you are referring to potential future arrangements with manufacturers and not any manufacturing arrangements currently in existence.

"We may be unable to hire and retain independent distributors," page 12

32. You state that you have "existing independent distributors." It is not clear if you currently have any agreements with distributors. If you do not, please clarify that you are referring to potential future distributors. If you currently have distributors, please identify these parties and describe any underlying agreements in the Business section.

"Two of our Officers and Directors are the majority shareholders of the Company. . . .," page 13

33. This risk factor appears to address the same risk as the text in the risk factor entitled "Because Dr. Mehran P. Ghazvini, DC, our President, CEO, CFO, . . ." on page 13. Please revise your disclosure to combine these two risk factors.

"The regulation of penny stocks by SEC and FINRA may discourage the tradability of our securities," page 14

34. Please expand your discussion in this risk factor to briefly describe penny stocks. In this risk factor, please also discuss how the "penny stock" rules may impact liquidity and any specific legal remedies available to investors of penny stocks.

"We will pay no foreseeable dividends in the future," page 14

35. Please clearly state that readers should not rely on an investment in your company if they require dividend income.

"Our common stock may be volatile, which substantially increases the risk . . .," page 15

36. This risk factor appears to address the same risk as the text in the risk factors entitled "No public market exists for our common stock at this time . . ." and "Our stock will in all likelihood be thinly traded . . ." on pages 14-15. Please revise your disclosure to combine these discussions.

"We will become a reporting company upon the filing of this Registration Statement . . .," page 16

37. Your discussion in this risk factor does not appear to identify a risk. Please revise to clearly describe the risks of being a reporting company.

"We have determined an arbitrary offering price of our shares," page 16

38. Given the significance of the offering price of the securities being sold in your offering, please place this risk factor in the beginning of the "Risk Factors Related to Our Stock" discussion on page 13.

Item 7: Selling Security Holders, page 17

39. It appears that all selling security holders, except for Norman Brander and NHIL, are selling all of the securities they currently hold. Accordingly, the last column of the table should indicate that these selling security holders will hold 0.00% ownership after the offering. Please revise the table accordingly.

Item 11. Information with Respect to the Registrant, page 26

40. Please provide the information required by Item 101(h)(4)(vii) of Regulation S-K concerning patents and their duration.

41. You alternatively describe the antigen as the "Salmonella" antigen and the "Sotomayor" antigen. Please revise your prospectus to clarify whether these two items refer to the same antigen and, if so, explain why the "Salmonella" antigen is also referred to as the "Sotomayor" antigen.

42. You disclose on page 27 that you will need additional capital to support the execution of your business plan. Please expand your discussion to provide an estimate as to how long you believe your existing capital will last.

43. Please briefly describe Marek's disease vaccine on page 29, and disclose why its use is relevant to your current product development.

Salmogenics Vaccine, page 29

How Salmogenics Will Positively Affect Lives, page 29

44. You state on pages 29 and 30 that "Management estimates that 40 billion chickens will benefit from the Salmogenics Vaccine." Please disclose management's basis for that estimation.

What is Salmogenics vaccine?, page 30

45. Please clearly state in the second paragraph of this subsection that the antigen has been patented by NHIL, not the company.

How Salmogenics Differs From Other Vaccines On The Market, page 30

46. Please expand your discussion to provide a source for the following statements on page 31:

- "Other vaccines are administered orally or through nasal passages or by individual injection which requires man hours to handle the birds at a cost of $0.40-$0.60 per injection."
- "The USDA has recently ordered the poultry industry to reduce the percentage of Salmonella infected chicken allowed on the market from 10% to 5%."
- "USA young progeny broiler market consists of 8.64 billion processed annually in 2010 produced from approximately 40 million laying hens."
- "The international animal industry is approximately 4-times the size of the United States chicken industry."

47. We note your table on page 32 representing the top 10 broiler chicken companies.

- Please provide a source for this information.
- Please describe why this information is relevant to your business. If you intend to seek out these companies and their veterinarians as potential customers, please so disclose.

Competition, Areas of Intended Usage, and Success Rate, page 32

48. Please identify the companies that produce Sorulin and FloraMax-B11.

Recent Developments, page 33

49. Your description of Phase III states that as of August 13, 2010, the USDA issued an edict that the acceptable incidence of Salmonella for chicken growers has been reduced from 7% to a 5% tolerance. This is inconsistent with disclosure found on page 31. Please revise your filing to eliminate the inconsistency.

Competition, page 35

50. You indicate on page 35 that "product candidates of the Company . . . may be subject to competition with a potential product under development by NHIL." Please include a risk factor discussing this potential conflict of interest with NHIL. In addition, please further expand your discussions of the conflicts of interest for your two officers and directors, who also work for NHIL, to include this information.

Government Regulation, page 35

51. Please revise your disclosure to expand your discussion of the process for obtaining USDA approval. In particular, please identify what is required under the "efficacy studies" and "post-marketing surveillance" you discuss in your disclosure.

Facilities, page 36

52. Please disclose the location of the facilities from which you operate.

Market for Common Equity and Related Stockholder Matters, page 37

Holders, page 38

53. You refer to Rule 144(k) for the proposition that a person who has not been one of your affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 6 months, is entitled to sell shares without restriction. Subsection (k) has been eliminated from Rule 144. Please revise the citation.

Consolidated Financial Statements, Independent Accountants' Report and Independent Auditors Report

Independent Accountants' Report, page F-2

54. The report of Accell Audit & Compliance, P.A. states that the review of the interim financial statements was "in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants" instead of the "the standards of the Public Company Accounting Oversight Board (United

States)". Also the report does not appear to include a statement that the financial statements are the responsibility of the Company's management. Please include a report by Accell Audit & Compliance, P.A that complies with paragraph 3 of PCAOB Auditing Standard No. 1. Also refer to the illustrative report on a review of interim financial information included in the Appendix of Auditing Standard No.1.

55. Please file as Exhibit 15 a letter from Accell Audit & Compliance, P.A. that acknowledges the use of their review report in the registration statement.

Independent Auditors' Report, page F-3

56. The report of Accell Audit & Compliance, P.A. states that the audits were conducted in accordance with "generally accepted auditing standards in the United States of America", instead of "the standards of the Public Company Accounting Oversight Board (United States)". Please include a report by Accell Audit & Compliance, P.A that complies with PCAOB Auditing Standard No. 1.

Consolidated Statement of Operations, page F-5

57. Please revise the interim financial statement to include the comparable period of the preceding fiscal year or disclose in the notes why comparative amounts are not presented. This comment also applies to the interim consolidated statement of cash flows. Refer to Rule 8-03 of Regulation S-X.

58. Please provide the disclosures required by ASC 260-10-50.

Notes to the Consolidated Financial Statements

Note 1 Nature of Organization, page F-8

59. You disclose that "In November 2010, the Company acquired 100% of the issued and outstanding stock of Global Green International, Inc. ("GGII"), a wholly owned subsidiary of Nutritional Health Institute Laboratories, LLC ("NHIL"). The Company issued approximately 683 million shares of its common stock, representing 93% of the ownership of the Company, to NHIL". Please revise your disclosure to describe the accounting treatment of this transaction. Disclose, and explain to us, how the share exchange with the shareholder of GGII is reflected in the historical financial statements.

Note 3 Summary of Significant Accounting Policies

Basis of Presentation, page F-8

60. Include a statement in the notes to the financial statements disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Revenue Recognition, page F-9

61. You state that will recognize revenue when a sales transaction closes and the product is accepted by the customer. Please revise your policy to clarify the event(s) that result in the close of a sales transaction and address the criteria in ASC 605-15-25 and SAB Topic 13. This comment also applies to your disclosure on page 42.

Note 4 Intangible Assets, page F-9

62. Please revise to disclose the nature and significant terms of the license agreement, including the date of the license agreement, and the termination provisions. Explain to us why it was appropriate to capitalize costs associated with this agreement, how you determined the carrying value using allocated cost, and the useful life.

Note 5 Taxes, page F-10

63. It appears that the income tax expense by applying the statutory federal income tax rate to your loss before taxes should be a negative number each period. Please revise your tabular disclosure accordingly.

Note 8 Contingencies, page F-11

64. Please revise to include the disclosures required by ASC 450-20-50.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

65. We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure to clarify that the safe harbor does not apply to any forward-looking statements contained in the prospectus.

Directors and Executive Officers, page 43

66. Please expand your discussion regarding Drs. Ghazvini and Reed to include a discussion of how each individual's specific experience, qualifications, attributes or skills led to the conclusion that the each person should serve as a director, in light of the company's business and structure. Please refer to Item 401(e) of Regulation S-K. Please also note that this disclosure should be provided on an individual basis for each director.

Executive and Director Compensation, page 45

67. Please refer to footnote 2 to the Director Compensation table, in which you disclose that the Board of Directors issued 10 million shares of common stock to Saburo Oto and Thomas McCrimmon, each, for services rendered to the company. However, your disclosure on page 52 indicates that Thomas McCrimmon received 4 million shares and Saburo Oto received 1.4 million shares, as consideration for services rendered. Please revise your disclosure to explain this inconsistency.

68. You state on page 47 that "To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us." Please disclose your basis for making this statement. If the officers and directors have a contractual arrangement with the company that speaks to conflicts of interest, please so disclose.

Security Ownership of Certain Beneficial Owners and Management as of May 31, 2011, page 47

69. Please disclose the address of NHIL, as required by Item 403 of Regulation S-K.

Item 12. Incorporation of Certain Information By Reference, page 49

70. Please remove this item from your filing since the cited items are included as exhibits to the registration statement. Please also note that you are not eligible to incorporate by reference pursuant to General Instruction VII of Form S-1.

Signatures, page 55

71. Where Dr. Ghazvini is signing the registration statement on his own behalf, as opposed to on behalf of the company, please revise his signature block to reflect that he is signing the registration statement in his capacity as the company's principal executive officer, principal financial officer, and principal accounting officer as required by Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Michael A. Littman
       Attorney at Law
       7609 Ralston Road
       Arvada, CO 80002